PRIMERO ANNOUNCES INTENTION TO DELIST FROM THE AUSTRALIAN SECURITIES EXCHANGE (“ASX”)

Toronto, Ontario, October 1, 2013 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP, ASX:PPM) today announced that it has requested approval from ASX Limited for its removal from the official list of the Australian Securities Exchange. The Company expects that delisting of its CHESS Depositary Interests (“CDIs”) will take place on or around three months from today, or the date approved by the ASX (whichever is the earlier). Following the expected delisting from the ASX, the common shares of Primero will continue to be listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”).

Background on Decision to Delist

The Company’s decision is based on the low volume of trading of its CDIs on the ASX compared to common shares on the TSX and NYSE. Since listing on the ASX in May 2013, the CDIs held on the Australian register have declined from approximately 14% of Primero’s total issued share capital to less than 7% as at the date of this news release. As a result, Primero has determined that sustaining the administrative and compliance costs of an ASX listing is not in the interests of Primero and all of its shareholders and, accordingly, has sought ASX approval to delist.

Delisting Process

Following confirmation of ASX approval to delist, Primero will send each CDI holder a letter which will provide an overview of the delisting process as well as details of the following options which will be available to CDI holders:

  Sell their CDIs on the ASX prior to close of trading on the Suspension Date;

  Convert their CDIs into underlying Primero shares by the delisting date (expected to be around 30 December 2013) ;

  Participate in the Voluntary Sale Facility whereby the Primero Shares underlying their CDIs will be sold on the TSX or NYSE by the broker appointed by Primero (expected to be open following the delisting date until 31 March 2014);

  Participate in the Register Transfer Facility and have the Primero Shares underlying their CDIs transferred into their name, with such shares trading on the TSX or NYSE (expected to be open following the Delisting Date until 31 March 2014);

  Do nothing and have the Primero Shares underlying their CDIs sold though the Compulsory Sale Facility on the TSX or NYSE by the broker appointed by Primero (expected to be open from 1 April 2014 until 30 April 2014).

INDICATIVE DATES FOR THE DELISTING PROCESS (subject to ASX approval and subject to change)

Unless otherwise indicated, all dates are Sydney, Australia dates.
23 December 2013	Suspension Date – effective date of suspension in trading of Primero CDIs on ASX.
30 December 2013	Delisting Date – effective date of removal of Primero from the official list of ASX.
2 January 2013	Opening date of the Voluntary Sale Facility.
2 January 2013	Opening date of the Register Transfer Facility.
2 April 2014	Closing date of the Voluntary Sale Facility.
2 April 2014	Closing date of the Register Transfer Facility.
3 April 2014	Opening date of the Compulsory Sale Facility.
30 April 2014	Closing date of the Compulsory Sale Facility.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine and 69.2% of the Cerro del Gallo gold-silver-copper development project in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “expected”, “indicative” or variations of such words and phrases or statements that certain actions, events or results “may”,or “will”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking statements include, but are not limited to, statements regarding the Company's intention to delist from the ASX and the Company’s intentions to become an intermediate gold producer. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management including with respect to ASX approval for delisting and conditions associated with such approval, the availability of CDI register transfer facilities and sale facilities and the ability of brokers to sell Primero shares underlying the CDIs on the TSX or NYSE, market conditions; the specific assumptions set forth above in this news release; that the Company does not change its exploration plans; that the geology and vein structures in the Sinaloa Graben and the West Block, and on the Cerro del Gallo property are as expected and that certain veins remain open at depth. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including the ASX not approving the delisting of the Company’s CDIs and the ability to build a portfolio of precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.